40 South Fullerton Avenue Montclair, NJ 07042 973-509-8800 www.tricri.org
United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

Name of the Registrant: The Southern Company

Name of persons relying on exemption:  Sisters of St. Dominic of Caldwell, NJ and 9 co-filers: Sisters of Charity of St. Elizabeth, Adrian Dominican Sisters, American Baptist Home Mission Society, Benedictine Sisters of Virginia, Everence Financial, Sierra Club Funds, Mercy Health, Mercy Investment Services, and Trinity Health.

Address of persons relying on exemption: C/O Tri-State Coalition for Responsible Investment 40 S. Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Sisters of St. Dominic of Caldwell, NJ and 9 co-filers urge you to vote FOR Item #9 at The Southern Company Annual Meeting on May 25, 2016.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to The Southern Company Report on Strategy for
International Energy Agency 2°C Scenario

Summary of Resolution

RESOLVED:  Shareholders request that Southern Company issue a report by November 30, 2016, at reasonable cost and omitting proprietary information, on Southern’s strategy for aligning business operations with the IEA 2˚C scenario, while maintaining the provision of safe, affordable, reliable energy.

The resolution asks The Southern Company (“Southern”) to publish a report outlining its business plan for aligning operations with the IEA 2˚C scenario.  Regulatory constraints will become increasingly stringent in order to meet the commitments made in COP21 to limit warming to well below 2˚C, and compliance will require a substantial reduction of Greenhouse Gas (GHG) emissions by 2050.  Given the long-term planning horizons in the utility sector, the Proponents request Southern to provide transparent and accountable disclosure of its business plan for achieving a competitive return on capital and addressing the opportunities of transitioning to a low carbon economy while providing safe, reliable, and affordable energy.

Summary of Arguments in Favor of Resolution on the Proxy Ballot
1.	Southern faces regulatory and financial risk from climate change policy and the low-carbon transition.
A.	The Paris Climate Agreement established ambitious long-term temperature targets that will require GHG emission reductions that present risk to Southern’s business model.
B.	Southern Company’s business is carbon intensive and it is the 3rd largest GHG emitter in United States.

2.	Southern’s current approach to reducing GHG emissions, including major capital investments, may entail material financial risks.
A.
Major investments in the Kemper Coal Gasification Plant, Vogtle Nuclear Units, and AGL Resources Acquisition raise red flags, especially in the context of massive cost overruns and delays as well as rapidly falling renewable energy costs.

B.
Investors lack information to evaluate these capital expenditures as part of a broader strategy to reduce emissions, and consider trade-offs between different approaches, such as cost, emission reduction potential, and impacts on reliability and safety.

3.	Southern has inadequate disclosure on its strategy for aligning its business with a carbon constrained world.
A.	Southern Company does not report to the CDP.
B.	Information on Southern’s scenario planning is not disclosed, and it therefore is impossible to assess how the possibility of a 2˚C scenario might impact operations.
C.	Southern’s current climate-related disclosure is backward-looking, static, and vague, while the challenge of planning for a 2˚C scenario requires forward-looking, strategic disclosure.

4.	Southern Company will realize strategic benefits from increased planning and disclosure on alignment with 2˚C.
A.	Undertaking 2˚C scenario planning will increase the resiliency of the business in the face of new regulatory developments.
B.	This report would send a signal not only to investors, but also to regulators and potential partners about Southern’s strategic direction for alignment with a 2˚C scenario.
C.	The disclosure requested here is reasonable and useful.

Southern Company’s Opposition Statement Arguments Against the Resolution are:

•	Southern Company states it is strategically researching and developing a full portfolio of energy resources related to CO2 emission reduction technologies;
•	The Southern system’s resource planning process addresses the concerns raised and the company states that it utilizes a scenario planning approach;
•	Southern Company is subject to state and federal regulation related to resource planning, operations, rates, and conditions of service;
•	Southern publishes reports with emissions data, emission reduction results, investments and policy engagement.

Proponent Rebuttal and Rationale for a YES Vote

Due to a lack of transparency in Southern’s emission reporting and planning process, investors are unable to properly evaluate Southern Company’s strategy for alignment with a 2˚C scenario and the impact on its business from a transition to a low-carbon economy. While Southern Company is taking individual actions which may contribute to reducing CO2 emissions, its failure to publicly present an integrated strategy for alignment with a 2˚C scenario prevents investors from evaluating the business and financial outcomes, and therefore potential long term risks, of such a scenario to their investment.

1. Southern Faces Regulatory and Financial Risk from Climate Change policy and the low-carbon transition. In the Paris Agreement, 196 nations including the United States agreed to the goal of limiting global temperature increase to well below 2˚C, with efforts to limit warming to 1.5˚C. Such a target entails a US GHG reduction target of around 80% by 2050.  As part of the US contribution towards meeting the Paris Climate Goal, the EPA’s proposed Clean Power Plan requires states to reduce GHG emissions by an average of 30% by 2030. In order for the US to meet the commitment to keep warming to 2˚C or less made in Paris, there is a high likelihood of future regulation or legislation beyond the Clean Power Plan to achieve deep carbon cuts at levels envisioned by this resolution.

Southern Company’s business is carbon intensive and it is the 3rd largest GHG emitter in United States.1 As Southern itself notes in its Carbon Disclosure Report: “Any restrictions on the Southern Company system's GHG emissions or requirements relating to renewable energy or energy efficiency at the federal or state level are likely to result in significant additional compliance costs, potentially including significant capital expenditures.”

In addition to the near-term costs of compliance with the Clean Power Plan, shareholders do not have enough information to assess whether Southern’s compliance strategy will position the Company to make  significantly greater GHG emissions reductions in the future  and enable alignment with the 2˚C  goal.

2. Major investment decisions that Southern has made or are underway to reduce GHG emissions in energy generation imply there are material financial risks associated with the Company’s current approach to capital allocation. Investors need to know: 1) why these particular strategies to lower carbon intensity have been pursued; 2) the underlying economic and environmental assumptions that are the basis for future strategies; and 3) and how the company’s planning takes into account the disruptive challenges of longer-term forces including public policy goals to improve energy efficiency, promote clean energy production, increase vehicle electrification, and reduce environmental emissions.

Investors appreciate Southern’s efforts to diversify the fuel mix and the fact that many of Southern Company’s projects, such as the construction of nuclear Plant Vogtle units 3 and 4 and the Kemper gasified coal plant, are expected to  have lower emissions per unit of electricity produced than a traditional coal-fired power plant.  Although these investments are in lower-carbon intensity technologies, both the Kemper and Vogtle projects are experiencing major cost overruns and return on investment is likely to be significantly lower than expected. The Kemper plant will ultimately cost over $6 billion, compared to an original estimate of $2.8 billion, and the project is more than two years behind schedule. 2  According to Southern, the Kemper plant will “result in carbon emissions comparable to a similarly sized natural gas plant,” yet these emissions savings come at great cost.  Vogtle has similarly faced an 18 month delay and significant cost overruns.3  While the regulators guaranteed that costs would be recovered at the time these projects began, there is no guarantee that investors will not be expected to pay for these expensive infrastructure investments and full capital recovery is uncertain. The cost overruns at Kemper in particular are largely being paid by shareholders, not ratepayers, and Vogtle’s financing is being carefully scrutinized.4

Additionally, Southern Company’s acquisition of AGL Resources, a natural gas distribution company, suggests the strategic importance of natural gas as a lower-carbon bridge fuel. Yet this $8 billion acquisition has been criticized by Moody’s as negatively impacting Southern’s financial position because of the increase in debt.5

Kemper, Vogtle and the AGL acquisition all raise red flags with respect to the impact of rapidly falling renewable energy and storage costs.  Together, they represent around $26 billion in investment.  In the absence of strategic disclosure around 2˚C scenario planning, investors are unable to evaluate how these investments fit within broader plans to address the risks and opportunities of operating a 21st Century electric utility and the likelihood that these investments will produce a return on investment higher than the cost of capital. Investors need to understand how capital investment will impact shareholder value.  The strategic report requested by the Proponents would enable investors to model expected returns on capital based on a range of assumptions. Furthermore, investors can evaluate capital spending as part of a broader strategy to reduce emissions, and consider trade-offs between different approaches, such as cost, emission reduction potential, and impacts on reliability and safety.

3. Southern has inadequate disclosure on its strategy for success in a carbon constrained world.  Southern Company’s current disclosure on climate risk is deficient for enabling investors to evaluate the financial viability of the strategic plan and to understand alignment of emission reduction goals consistent with both the Clean Power Plan and a 2˚C target. This is especially true as investor and regulator expectations around climate risk disclosure increase, calling for more specific disclosure of plans and potential impacts.

First, Southern Company does not report to the CDP (formerly Carbon Disclosure Project), which is widely regarded as the standard for disclosure on greenhouse gas emissions and climate change management strategies.6 Southern Company’s own Carbon Disclosure Report lacks much of the information requested in the CDP Questionnaire and Southern’s report and does not follow CDP’s structure, making it difficult to compare Southern’s performance to that of its peers.

Second, while Southern’s 2016 10-K does mention certain relevant risks, including those related to the United Nations Paris Climate Agreement and the EPA’s Clean Power Plan, it does not state how it will respond to those risks in a strategic manner. Referring to the Paris Climate Agreement, the filing notes that “the ultimate impact of this agreement depends on its ratification and implementation by participating countries and cannot be determined at this time.” While this may be true on the surface, it fails to recognize the importance of addressing how climate risk impacts the business.  Transparent disclosure of a 2˚C transition plan would address the large risks that the imminent ratification7 and implementation would pose to Southern’s operations. Uncertainties do exist, but the Paris Agreement clearly sets a global commitment to limiting warming to no more than 2˚C, and disclosing plans for such a scenario is a prudent business step many companies are undertaking.

Third, information on Southern’s scenario planning is not disclosed, and it therefore is impossible to assess how the possibility of a 2˚C scenario might impact operations. Moreover, the description of the scenario planning is too vague to inform investor decision-making, noting only that CO2 legislation and regulation “would shift generation investment choices through retirements of existing capacity, installation of new environmental control technologies and construction of new replacement capacity.” Such disclosure does not provide nearly enough financial information or material insight into how the Company would respond to policy necessitating deep reductions in GHG emissions.

In its operating territory, each state has its own integrated resource planning (IRP) process. Little of this information is publicly disclosed, and when disclosed, it may be only summary level information or a significant amount of information is redacted,8 raising concerns about transparency to stakeholders in this process.  Furthermore, there are also concerns that this process will not ensure alignment with 2˚C warming. As the only Southern subsidiary required to undergo a mid-range public planning process, Georgia Power Company is seeking permission in its 2016 Integrated Resource Plan to close one coal-fired unit and two small oil-fired combustion turbines at Plant Mitchell, along with a combustion turbine at Plant Kraft.9 The current plan proposes only minimal investment in renewable energy however, and maintains the larger operation of an antiquated and inefficient coal-fired fleet.  Additionally, the proposed plan lacks an energy efficiency goal to lower emissions and protect consumers. Adequate disclosure of a 2˚C transition plan would support the IRP process and help alignment with the 2˚C goal among its operating units.

Fourth, Southern’s current climate-related disclosure is static and incomplete, while the challenge of planning for a 2˚C scenario requires forward-looking, strategic disclosure. Reporting on current and past GHG emission levels in the absence of a coherent corporate strategy for emissions reductions (such as an emissions reduction goal) is not useful in evaluating the Company’s ability to succeed in a future 2˚C scenario, which would require a 90% reduction of global average carbon intensity of electricity production by 2050, entailing a significant shift in Southern Company’s operations. The requested disclosure would, for example, address concerns raised by statements in Southern’s Carbon Disclosure Report that note that while there has been a downward trend in emissions over the past few years, emissions may be higher in the future as the economy recovers and/or natural gas prices increase.  While the Carbon Disclosure Report describes the Company’s activities in a number of relevant areas, (e.g. 21st Century Coal, Nuclear Energy, Natural Gas, Renewable Energy, and Energy Efficiency), the Company’s current disclosure is far too vague and high-level, does not provide financial analysis about the benefits of each strategy, fails to describe a strategic vision for the future direction of the company in a low-carbon world, and does not provide a plan to scale nascent initiatives to achieve deep GHG reductions implied by a 2˚C scenario.

Southern Company will realize Strategic Benefits from Increased Planning and Disclosure on Alignment with 2˚C

1. Undertaking 2˚C scenario planning will increase the resiliency of the business in the face of new regulatory developments (e.g. the Clean Power Plan, a carbon tax, etc.) and allow Southern to plan for the future and align its investments and strategic planning with the policy goals of regulators.  Disclosure of a proper 2˚C transition plan will allow customers, regulators, and investors to understand how Southern’s renewable energy program can grow and replace outdated coal-fired plants that are not cost competitive with alternative sources of power.

Robust reporting as requested by this Resolution would provide confidence for investors about Southern’s strategy and discipline, providing a roadmap that investors can understand and support, thereby better positioning Southern to thrive in a low-carbon economy.

2. This report would send a signal not only to investors, but also to regulators and potential partners on Southern’s strategic direction. In the midst of the energy transition that is underway, Proponents believe it would be prudent to offer more disclosure about the regulatory and business model innovations that will be needed.  This will open up a crucial dialogue with regulators and the public on the most cost-effective path forward to achieve safe, affordable, reliable energy as we transition to low-carbon economy.

3. Investors need clarity about Southern’s strategic planning. The requested report for 2˚C scenario planning takes into consideration the 30-plus–year investment recovery cycles of the utility sector, and will provide investors with the information needed to determine that capital being deployed is planned and rationalized to avoid future stranded costs or investments that are no longer economical. This is particularly important given that the average life of a coal plant is 40 years, according to the National Association of Regulatory Utility Commissioners. Without adequate planning, these long-term investment horizons may place Southern at risk for stranded assets in light of the anticipated changes to the energy supply mix, with some estimates showing that by 2040, today’s system composed of two-thirds fossil fuels will transform to one with 60% from zero-emission energy sources.10

4. The disclosure requested here is reasonable and useful.  Specifically, investors are seeking information to understand and assess the plans to profitably and effectively integrate technological, regulatory, and business model innovations related to distributed energy resources (storage and generation), demand response, vehicle electrification, and increased energy efficiency into its operations.  This information should be incorporated into a business sensitivity analysis to be shared with shareholders. The financial markets and other major fossil fuel companies are recognizing the importance of integrating the 2˚C target into their planning now to ensure that they do not waste capital on projects that will not be viable in the future. Companies such as BHP Billiton, ConocoPhillips, and Statoil have developed scenario analyses to test their assets and resources against multiple 2˚C futures.  Other utility companies, such as Xcel Energy11, National Grid12, and Enel13, have set long-term greenhouse gas reduction goals. Proponents are asking Southern to keep pace with these new trends in the energy sector and to be a leader in the regulated utility market by providing this level of information to its stakeholders.

There will be additional benefits from producing this report that will help inform business strategy. Clear and transparent 2˚C scenario planning will enable the company to identify areas where the business model can be enhanced for the benefit of customers and investors. To the extent that Southern is already doing this kind of planning, this information is not available to customers, investors, and other stakeholders.

Conclusion

Proponents of the resolution urge investors to vote in favor of this resolution because:

1. Southern Company’s current disclosure is inadequate to assess its business strategy for alignment with clearly articulated climate objectives and addressing climate risk;

2. The future competitiveness of the Company hinges on its ability to profitably provide energy while reducing CO2 emissions as well as addressing the business opportunities of a low carbon economy; and

3. Investors require the company to provide a more accountable, transparent, and comprehensive approach to climate reporting that disclosure of 2˚C scenario planning enables.

The proponents of the resolution urge you to vote YES in support of Item #9 at The Southern Company.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER.  PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Southern Company Item #9 Regarding Report on Strategy for International Energy Agency 2°C Scenario, please contact Mary Beth Gallagher, Tri-State Coalition for Responsible Investment, (973) 509-8800 or mbgallagher@tricri.org

1 http://www.peri.umass.edu/greenhouse100/.
2 http://www.utilitydive.com/news/price-continues-to-rise-for-mississippi-powers-kemper-coal-plant/405217/; http://www.bloomberg.com/news/articles/2016-02-02/another-quarter-another-charge-for-delayed-clean-coal-plant.
3 http://www.world-nuclear-news.org/NN-Start-date-delay-for-Vogtle-units-3001158.html, http://www.power-eng.com/articles/2015/03/plant-vogtle-nuclear-reactors-expected-to-cost-7-5bn.html
4 http://www.utilitydive.com/news/kemper-igcc-plant-costs-escalate-by-another-45m/360768.
5 http://www.utilitydive.com/news/moodys-higher-debt-could-offset-benefits-of-electric-gas-mergers/416237/.
6 CDP represents 767 global institutional investors with about $92 trillion in assets under management, and over two thirds of S&P 500 companies report to CDP.
7 The COP21 Agreement is expected to be ratified on April 22, 2016.
8 See e.g. http://www.alabamapower.com/about-us/regulation/pdf/IRP.pdf.
9 http://www.psc.state.ga.us/factsv2/Document.aspx?documentNumber=161828.
10 http://www.bloomberg.com/company/new-energy-outlook/.
11 CDP Questionnaire. Has a target to reduce emissions at least 30% from 2005 emissions levels by 2020, and up to 40% by 2030 in some regions.
12 CDP Questionnaire. Has a target to reduce emissions 80% by 2050.
13 CDP Questionnaire. Has a 15% reduction target in 2020 vs 2007 CO2e intensity, which it met in 2014. Set a new target in 2015 equal to 18% reduction of CO2e emissions in 2020 vs 2007 per unit of electricity produced.